UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2023

000-56429

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

On June 19, 2023, The INX Digital Company, Inc. (“Parent”), the sole shareholder of INX Limited (the “Company”), announced that Republic Group (“Republic” or “Republic Group”), a global alternative investment platform, has entered into an agreement with Parent (the “Subscription Agreement”) pursuant to which Republic will invest $5.25 million in Parent, at an approximate $50 million pre-money valuation (the “Transaction”). Following the completion of the investment, Republic will hold approximately 9.5% of the issued and outstanding shares of Parent. The consideration payable by Republic under the Transaction will be a combination of cash and shares. The closing of the Transaction is expected to take place within 60 days, subject to regulatory approvals.

In addition, as part of the Subscription Agreement, Republic and Parent have committed to enter into a non-binding term sheet (the “Term Sheet”) at the closing of the Transaction, which contemplates a transaction in which Republic will acquire 100% of Parent’s common equity at a valuation of up to $120 million. The Term Sheet does not represent a binding commitment and there is no assurance that Parent will enter into a definitive agreement with Republic, on the above terms or at all.

Concurrently, Parent and Republic have entered into a collaboration agreement (the “Collaboration Agreement”) pursuant to which the parties will seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide.

The foregoing descriptions of the Subscription Agreement and the Collaboration Agreement are qualified in their entirety by reference to the full text of the Subscription Agreement, the Collaboration Agreement, which are filed herewith as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

On June 19, 2023, Parent issued a press release announcing the Transaction. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

10.1	Subscription Agreement, dated as of June 15, 2023, by and between by and between INX Digital Company, Inc. and OpenDeal Inc. (dba Republic)
10.2	Collaboration Agreement, dated as of June 15, 2023, by and between by and between INX Digital Company, Inc. and OpenDeal Inc. (dba Republic)
99.1	Press Release dated June 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: June 20, 2023	By:	/s/ Shy Datika
Shy Datika
President and CEO

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